UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 67776

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: XML Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7600 Leesburg Pike, Suite 120 East
(No. and Street)

Falls Church	VA	22043
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jennifer L. Szaro	703-827-2300	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Wolf & Company, P.C.
(Name – if individual, state last, first, and middle name)

225 State Street	Boston	MA	02109
(Address)	(City)	(State)	(Zip Code)

10/14/2003	392
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Robert Kantor_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____XML Securities LLC_____, as of _____**December 31**_____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Ryan T. Morey
NOTARY PUBLIC
STATE OF FLORIDA
Comm# GG332956
Expires 5/9/2023

Signature: _____

Title: CEO

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

XML Securities, LLC
(A Limited Liability Company)
Financial Statements for the Year Ended
December 31, 2021
and Report of Independent Registered Public Accounting Firm

XML Securities, LLC

Financial Statements for the Year Ended
December 31, 2021
and Report of Independent Registered Public Accounting Firm

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Member of XML Securities, LLC.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of XML Securities, LLC (the "Company") as of December 31, 2021, and the related statements of operations and changes in member's equity and cash flows for the year then ended, and the related notes (collectively, referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 ("supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2021.

Wolf & Company, P.C.

Boston, Massachusetts
March 11, 2022

XML Securities, LLC

Statement of Financial Condition
December 31, 2021

Assets

Cash	$	749,697
Commissions receivable		76,065
Deposit with clearing broker-dealer		100,000
Software licenses, less accumulated depreciation		1,500
Prepaid expenses		130,142
Total assets	$	1,057,404

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued expenses	$	32,674
Due to affiliates		146,248
Deferred credits from clearing broker-dealer		281,052
Total liabilities		459,974
Member's equity		597,430
Total liabilities and member's equity	$	1,057,404

The accompanying notes are an integral part of these financial statements.

XML Securities, LLC

Statement of Operations
For the Year Ended December 31, 2021

Revenues:		
Commissions:		
Trading activities	$	462,087
Mutual fund and 12b-1 fees		631,127
Insurance		319,138
Private placements		19,850
Other		69,618
Total revenues		1,501,820
Expenses:		
Commissions and clearance fees		423,535
Employee compensation and benefits		310,989
Management fee, related party		358,200
Occupancy		22,233
Depreciation		3,000
Other operating expenses		135,524
Total expenses		1,253,481
Net income	$	248,339

The accompanying notes are an integral part of these financial statements.

XML Securities, LLC

Statement of Changes In Member's Equity
For the Year Ended December 31, 2021

Balance, beginning of year	$	449,091
Net income		248,339
Distributions of equity		(100,000)
Balance, end of year	$	597,430

The accompanying notes are an integral part of these financial statements.

XML Securities, LLC

Statement of Cash Flows
For the Year Ended December 31, 2021

Cash Flows from Operating Activities:		
Net income	$	248,339
Adjustments to reconcile net income to net cash provided		
by operating activities:		
Depreciation		3,000
(Increase) decrease in operating assets:		
Commissions receivable		10,673
Prepaid expenses and other assets		(105,962)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		13,981
Due to affiliates		(40,269)
Deferred credits from clearing broker-dealer		(121,270)
Net cash provided by operating activities		8,492
Cash Flows from Financing Activities:		
Distributions of equity		(100,000)
Cash used in financing activity		(100,000)
Net decrease in cash		(91,508)
Cash and restricted cash, beginning of year		941,205
Cash and restricted cash, end of year	$	849,697

The following table presents a reconciliation of cash and cash equivalents and restricted cash reported within the statement of financial condition that sum to the total of the same such amounts shown in the statement of cash flows:

Cash	$	749,697
Deposit with clearing broker-dealer		100,000
	$	849,697

The deposit with the clearing broker-dealer is required to be maintained under a fully disclosed clearing agreement.

The accompanying notes are an integral part of these financial statements.

1. Organization and nature of business

XML Securities, LLC (the Company) (formerly known as Lara, May & Associates, LLC) is a wholly owned subsidiary of Focus Operating, LLC (the Member), which is a wholly-owned subsidiary of Focus Financial Partners, LLC (Focus). Focus is a majority-owned subsidiary of Focus Financial Partners, Inc. Focus and its affiliates are referred to herein as the affiliate.

The Company, organized as a Limited Liability Company under the Delaware Limited Liability Company Act (the Delaware Act), is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC). As a limited liability company, the Member's liability is limited to its equity contributions. The Company also is a member of the Financial Industry Regulatory Authority (FINRA) and is registered with the Municipal Securities Rulemaking Board (MSRB). The Company provides securities brokerage services and sells insurance and annuity products. The Company's principal market area is the metropolitan Washington, DC region.

As an introducing broker-dealer registered with the SEC, the Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

2. Significant accounting policies

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents:

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company has no cash equivalents at December 31 2021. At December 31, 2021, the Company had cash on deposit totaling $499,697 in excess of amounts insured by the Federal Deposit Insurance Corporation (FDIC).

2. Significant accounting policies (continued)

Credit losses:

The Company's financial assets consist of commissions receivable which include receivables from the clearing broker-dealer for commissions on trading activities and selling and distribution commissions from investment funds for selling and distribution commissions, and from insurance companies for insurance commissions. The Company recognizes an allowance for credit losses to present the net amount expected to be collected. Assets are written off when the Company deems the amount uncollectible. Write-offs are recognized as a deduction from the allowance for credit losses. The Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of its financial assets and immaterial historic and expected losses.

Software licenses:

Software licenses are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

Revenue from contracts with customers:

The Company recognizes revenue in accordance with FASB Accounting Standards Codification 606, "Revenue from Contracts with Customers" (ASC 606). Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring control over goods or service to a customer.

The Company's analysis of the timing of revenue recognition for each revenue stream is based upon an analysis of current contract terms. Performance obligations could, however, change from time to time if and when the Company's existing contracts are modified, or the Company enters into new contracts. These changes could potentially affect the timing of satisfaction of performance obligations, the determination of the transaction price, and the allocation of the price to performance obligations. Revenue from contracts with customers include the following:

> Trading activities:
> The Company buys and sells securities on behalf of its customers by introducing transactions for execution, clearance, and settlement to another broker-dealer on a fully-disclosed basis. The Company charges a commission for certain buy or sell transactions entered into by a customer. Commissions and related clearing expenses are recorded at a point in time on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing for the transaction is agreed upon, and the risks and rewards of ownership of the securities have been transferred to/from the customer. Commission revenues are paid to the Company on settlement date; therefore, a receivable is recognized as of the trade date.

2. Significant accounting policies (continued)

Mutual fund and 12b-1 fees, and insurance:
The Company has entered into contracts with mutual funds or their selling agents and others under which the Company receives selling and distribution commissions resulting from the sale of certain investment products to its customers, including the sale of certain classes of mutual fund shares and variable annuities. The Company has also entered into a contract with its clearing broker-dealer under which the Company receives a share of selling and distribution fees received by the clearing broker-dealer under contracts entered into by the clearing broker-dealer with mutual funds and/or their selling agents. Selling and distribution commissions are paid up front based on a fixed percentage of the share price, the price of the investment product sold, or the value of specified transactions and are recognized at a point in time on the trade or sale date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing for the transaction is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer. A receivable is recognized if the commission is paid to the Company on a date subsequent to the trade date.

Under contracts entered into with mutual funds or their selling agents and others, the Company also receives selling and distribution commissions that are paid over time based on a fixed percentage of the average daily balance of the customer's investment in a fund (12b-1 fees). The Company also has entered into a contract with its clearing broker-dealer under which the Company receives a share of 12b-1 fees received by the clearing broker-dealer under contracts entered into by the clearing broker-dealer. To earn these fees, the Company performs services such as responding to phone inquiries, maintaining records, and providing information to distributors and shareholders. The Company believes the performance obligation is satisfied over time and recognizes revenue associated with 12b-1 fees over the period to which such fees relate. Certain 12b-1 fees are paid to the Company in arrears; therefore, a receivable is recognized for the amount received subsequent to the period to which such fees relate.

Private placements:
The Company may arrange for the private placement of securities with investors on an agency basis. The Company believes that its performance obligation is satisfied upon the sale of securities to investors and as such this is fulfilled on the closing date of the transaction.

Income taxes:

The Company is a limited liability company and files consolidated tax returns with the Member. The Member has elected to be treated as a partnership for federal and state income tax reporting purposes. Accordingly, no income tax liability or asset has been recorded in the accompanying financial statements since the Member will include the Company's income or loss, whether or not distributed, in its income tax returns.

2. Significant accounting policies (continued)

Reclassification:

Certain amounts in the statement of cash flows have been reclassified to conform with the current year presentation.

3. Related party transactions and commitments

The Company maintains an expense-sharing agreement with Focus under which the Company is required to reimburse Focus for its allocable share of expenses. For the year ended December 31, 2021, Focus allocated $11,520 of expenses to the Company. Amounts allocated by Focus and charged to the Company have been classified in the accompanying statement of operations within other operating expenses.

Effective February 1, 2019, the Company entered into an expense sharing agreement with XML Financial, LLC (XML) under which the Company is required to reimburse XML for its allocable share of expenses, including employee compensation and benefits, and occupancy. For the year ended December 31, 2021, XML allocated $89,263 to the Company which has been classified within the accompanying statement of operations based on the natural classification of the related expenses.

The Company maintains a management agreement, as amended, with Focus. The management agreement expired on September 30, 2013 and automatically renews on an annual basis unless the management company provides written notice to terminate the contract, or the Company terminates the contract as provided for in the management agreement. The management agreement requires the Company to pay management fees equal to a percentage of earnings, as defined in the management agreement, in excess of specified base amounts. The management fee totaled $358,200 for the year ended December 31, 2021. At December 31, 2021, due to affiliates includes $10,920 due to Focus and $135,328 due to XML which are not interest bearing and have no specified repayment terms.

4. Regulatory requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2021, the Company had net capital of $428,174, which was $397,509 in excess of its required net capital of $30,665. The Company's ratio of aggregate indebtedness to net capital was 1.07 to 1 at December 31, 2021.

The Company is also subject to other rules and regulations of the SEC, as well as rules and regulations of FINRA and the various state securities and other agencies in the states in which it is licensed to

4. Regulatory requirements (continued)

conduct business. Compliance with such laws and regulations is subject to possible government review and interpretation.

5. Software licenses

At December 31, 2021, software licenses consists of the following:

Software licenses	$ 28,450
Less accumulated depreciation	26,950
	$ 1,500

6. Deferred credits from clearing broker-dealer

During the year ended December 31, 2015, the Company transitioned to a new clearing broker. In connection with the transition, the Company incurred approximately $240,000 in expenses to transfer the underlying client assets to the new clearing broker. Upon transfer of the client assets to the new clearing broker the Company received a transition support payment of $550,000 from the new clearing broker. Accordingly, the Company recognized $240,000 of the transition support payment received from the new clearing broker as an offset to the $240,000 in transition expenses incurred by the Company during the year ended December 31, 2015. The balance of the transition support payment is being recognized as a reduction in commissions and clearance fees on a straight-line basis over the seven-year term of the agreement with the new clearing broker. In January 2020, the Company entered into an amendment to the above agreement with the new clearing broker that among other things provided for new pricing, extended the term of the original agreement to December 2022, and provided a non-refundable relationship extension award of $450,000 to the Company. The Company recognizes the relationship extension award as reduction in commissions and clearance fees over the amended term of the agreement. For the year ended December 31, 2021, a total of $121,270 was recognized as a reduction in commissions and clearance fees.

7. Revenue from contracts with customers

A substantial amount of the revenue recognized in the statement of income is considered to be revenue from contracts with customers. For the year ended December 31, 2021, the disaggregation of revenue is as follows:

Commissions on security transactions:	
Trading activities	$ 462,087
Mutual funds and 12b-1 fees	631,127
Insurance	319,138
Private placements	19,850
	$ 1,432,202

8. Uncertainty

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While the Company believes that it is in an appropriate position to sustain the potential short-term effects of these world-wide events, the long-term impact to the Company and its financial statements is undetermined at this time.

XML Securities, LLC

Schedule I
Computation Of Net Capital Under Rule 15c3-1 of the
Securities Exchange Commission
December 31, 2021

Total member's equity qualified for net capital	$	597,430
Deductions and/or charges:		
Non-allowable assets:		
Commissions receivable		37,614
Software licenses, less accumulated depreciation		1,500
Prepaid expenses		130,142
Total deductions and /or charges		169,256
Net capital	$	428,174
Aggregate indebtedness:		
Accounts payable and accrued expenses	$	32,674
Due to affiliates		146,248
Deferred credits from clearing broker-dealer		281,052
Total aggregate indebtedness	$	459,974
Computation of basic net capital requirement:		
Minimum net capital required, the greater of 6 2/3% of		
total aggregate indebtedness or $5,000		30,665
Excess net capital	$	397,509
Excess net capital on the greater of 10% of aggregate		
indebtedness or 120% of minimum net capital requirement	$	382,177
Percentage of aggregate indebtedness to net capital		107.43%

There is no material difference in the above computation and the Company's net capital,
as reported in the Company's Part IIA FOCUS report as of December 31, 2021.

XML Securities, LLC

December 31, 2021

Schedule II

Information Relating to Possession or Control Requirements Under Rule 15c3-3

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

Schedule III

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Option Accounts

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

XML Securities, LLC

December 31, 2021

Schedule IV

Computation for Determination of Reserve Requirements for Broker/Dealer Under Rule 15c3-3 of The Securities Exchange Act of 1934

The Company is exempt from the reserve requirements of Rule 15c3-3(k)(2)(ii) as it is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and it promptly transmits all customer funds to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SEC Sec. 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer; accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.



Report of Independent Registered Public Accounting Firm

To the Member of XML Securities, LLC.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) XML Securities, LLC (the "Company") claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R §240.15c3-3(k):(2)(ii) and (b) the Company stated that it met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year with the following exception: Customer checks received on 8/20/2021 were not forwarded until 8/25/2021 due to extenuating circumstances related to new employee training and adjustments of designated personnel due to COVID-19 mitigation measures. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, includes inquiries and other review procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wolf & Company, P.C.

Boston, Massachusetts
March 11, 2022

MEMBER OF ALLINIAL GLOBAL,
AN ASSOCIATION OF LEGALLY INDEPENDENT FIRMS

255 STATE STREET, BOSTON, MA 02109
P: 617.439.9700

XML Securities, LLC

December 31, 2021

Exemption Report

XML Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k): (2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year with the following exception:

> Customer checks received on 8/20/2021 were not forwarded until 8/25/21 due to extenuating circumstances related to new employee training and adjustments of designated personnel due to COVID-19 mitigation measures.

XML Securities, LLC

I, <u>   Robert D. Kantor   </u>, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



By: _____

Title:<u>   CEO   </u>

Date:<u>   03/25/2022   </u>